# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001704898
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JLA Realty Associates, LLC (CIK 0001704898): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 992; sole dispositive power 0; shared dispositive power 992; aggregate amount beneficially owned 992 (0.03% of the class)
- SJC Lending, LLC (CIK 0002090015): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 205,739; sole dispositive power 0; shared dispositive power 205,739; aggregate amount beneficially owned 205,739 (6.8% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 206,731; sole dispositive power 0; shared dispositive power 206,731; aggregate amount beneficially owned 206,731 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D originally filed by certain of the Reporting Persons on July 2, 2025, as amended (the "Schedule 13D"), and relates to the Common Stock of Universal Safety Products, Inc. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated as follows:

The aggregate purchase price of the 992 Shares beneficially owned by JLA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(785,916), including brokerage commissions.

The 205,739 Shares beneficially owned by SJC consist of 4,151 Shares received upon conversion of that certain Convertible Promissory Note due August 12, 2026 in original principal amount of $1,100,000 (the "August Convertible Note") and that certain Convertible Promissory Note due September 25, 2026 in original principal amount $1,650,000 (the "September Promissory Note" and together with the August Convertible Note, the "Convertible Notes") and 201,588 Shares underlying the Convertible Notes as of the date hereof. The Convertible Notes were acquired by SJC pursuant to a Securities Purchase Agreement (the "SPA") with the Issuer dated August 13, 2025. The Convertible Notes were purchased by SJC under the SPA with working capital. The Convertible Notes convert into Shares at a price equal to the greater of (i) $1.00 per share (the "Floor Price"), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 20% discount to the Company's lowest VWAP (as defined in the Convertible Notes) on any Trading Day (as defined in the Convertible Notes) during the ten Trading Days immediately prior to the date of conversion into Shares, but not greater than $10.00 per share (the "Maximum Price"), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 2,842,787 Shares outstanding as of March 31, 2026, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons and, with respect to the Shares beneficially owned by SJC, 201,588 Shares issuable upon conversion of the Convertible Notes the date hereof.

As of the date hereof, JLA beneficially owned 992 Shares of the Issuer.

Percentage: Less than 1%

As of the date hereof, SJC beneficially owned 205,739 Shares of the Issuer, consisting of 4,151 Shares received upon conversion of the Convertible Notes and 201,588 Shares underlying the Convertible Notes as the date hereof.

Percentage: Approximately 6.8%

As of the date hereof, Mr. Caspi, as the Manager of JLA and SJC, may be deemed to beneficially own the 206,731 Shares beneficially owned in the aggregate by JLA and SJC.

Percentage: Approximately 6.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

(i) JLA:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 992
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 992

(ii) SJC:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 205,739
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 205,739

(iii) Mr. Caspi:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 206,731
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 206,731
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons in the last 60 days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 30, 2026, SJC entered into a Stock Purchase Agreement (the "Purchase Agreement") with Ault Lending, LLC ("Ault Lending") pursuant to which, among other things, Ault Lending agreed to purchase an aggregate of 355,000 Shares at a purchase price of $5.75 per Share in consideration of promissory notes issued by Ault Lending in favor of JLA in aggregate principal amount equal to $2,041,250 (the "Notes"). Pursuant to the Purchase Agreement, the sale of Shares and issuance of the Notes shall be consummated in two closings, the first of which occurred as of the date of the Purchase Agreement, at which time SJC sold 155,000 Shares to Ault Lending and received a Note in an initial principal amount of $891,250 (the "First Closing Note"), and the second of which shall occur three business days after such date, at which time JLA will sell an additional 200,000 Shares and receive a Note for the remaining initial principal amount of $1,150,000 (the "Second Closing Note").

Pursuant to the Purchase Agreement, SJC agreed to exercise or cause to be exercised in accordance with its terms the September Convertible Note, for a number of Shares equal to 200,000, which is the number of Shares to be sold in the second closing under the Purchase Agreement. The Purchase Agreement also contains customary representations and warranties.

The Notes accrue interest at the rate of 8% per annum, unless an event of default (as defined in the Notes) occurs, at which time the holder of the Notes may by written notice to Ault Lending declare the entire outstanding principal amount together with all interest accrued and unpaid thereon to be immediately due and payable. The First Closing Note matures in full in August 2026 and may be prepaid any time prior to maturity by Ault Lending. The Second Closing Note matures in full in September 2026 and may be prepaid any time prior to maturity by Ault Lending.

The foregoing descriptions of the Purchase Agreement and the Notes are not meant to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the form of First Closing Note and Second Closing Note, which are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Transactions in the Securities of the Issuer in the Last 60 Days

Exhibit 99.1 - Stock Purchase Agreement, dated as of April 30, 2026, by and between SJC Lending, LLC and Ault Lending, LLC

Exhibit 99.2 - Form of First Closing Promissory Note

Exhibit 99.3 - Form of Second Closing Promissory Note

## Signatures
- JLA Realty Associates, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (05/04/2026)
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Sole Member (05/04/2026)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (05/04/2026)